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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period April 2005	File No. 001-32267

Desert Sun Mining Corp.

(Name of Registrant)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto, Ontario CANADA M5H 2M5

(Address of principal executive offices)

1.

News Release dated April 19, 2005

2.

News Release dated April 19, 2005 (2)

3.

News Release dated April 19, 2005 (3)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F........ Form 40-F..XXX.......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .XXX.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

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DESERT SUN MINING CORP.
65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5
For Further Information Contact: Naomi Nemeth Vice President Investor Relations 416-861-5901 1-866-477-0077	Tel: 416-861-0341 Fax: 416-861-8165 www.desertsunmining.com Press Release 12 – 2005 TSX: DSM AMEX: DEZ
April 19, 2005

DESERT SUN INTERSECTS TWO HIGH GRADE ZONES –

8.40 g Au/t over 15.2 m and 9.29 g Au/t over 6.4 m – AT

CANAVIEIRAS NEAR THE JACOBINA MINE

DESERT SUN MINING CORP. (TSX:DSM, AMEX:DEZ) has received additional underground diamond drill results from the Canavieiras area at Jacobina, Brazil. The drilling is being carried out to test three major target areas: conglomerate reefs located between 50-100 metres below the existing mine workings; extensions of the reefs that were previously mined; and reefs above the mine workings. Significant results are listed in Table 1 and the target areas are shown in Figure 1.

The former Canavieiras mine is located 3 km north of the processing plant and is located in a block bounded by faults that is approximately 1.2 km long and 400 metres wide. In 2005 to date, 12 holes totaling 1,516 metres have been completed to test reefs below the old workings and 12 holes totaling 471metres have been completed to test extensions of previously mined reefs. Results have been received from two (2) and nine (9) of the holes drilled in each of these target areas, respectively. Currently one surface drill rig and two underground rigs are operating at Canavieiras.

Highlights of results include: Target Reefs below old workings

•

CAN-79 intersected mineralized zones. The MU (Middle Unit) zone grading at 8.40 grams gold per tonne (7.84 g Au/t with highs cut to 30 g Au/t) over 15.2 metres and the LU (Lower Unit) zone grading at 9.29 g Au/t (7.75 g Au/t with highs cut to 30 g Au/t) over 6.4 metres. This surface hole intersected the reefs about 37m west and 22m north of CAN-13 drilled in 1997 which intersected 7.0 g Au/t over a true width of 24.0m;

•

CAN-71 intersected 1.70 g Au/t over a true width of 6.8m and 2.41 g Au/t over 4.4m. This hole is 55 m south of CAN-79 near the southern limit of the target reefs below the old workings.

Target Reefs extending zones previously mined

•

CAN-71 intersected 4.49 g Au/t over 3.0m true width;

•

CAN-62 intersected 3.35 g Au/t over 7.0m true width;

•

CAN-67 intersected 7.62 g Au/t over 1.1m true width; and

•

CAN-61 intersected 4.72 g Au/t over 1.2m true width.

"The drill results at Canavieiras, especially in the targets reefs below the old workings, continue to be very positive,” stated Dr. Bill Pearson, P.Geo., Vice President, Exploration. “The 2004 and recent drilling along with a re-interpretation of the geology by Chief Geologist Anselmo Rubio indicates that the distribution of the high grade gold mineralization in the target reefs both below and above the old workings is very similar to the distribution of gold ore in the reefs previously mined. Once the underground development heading that is being extended to allow enhanced drill access to the south is complete, we will be able to test if this trend of high grade mineralization continues to the south where the zones are completely open and there was very little previous drilling.”

Peter Tagliamonte, Vice President, Operations and Chief Operating Officer added, "The continued positive results from the drilling program and the additional drilling planned will allow our mining team to better evaluate Canavieiras. It is also important to note that Canavieiras was not considered in our mining feasibility and we will be evaluating the exploration results carefully as this could potentially be a new mining area for Desert Sun."

Assaying for the program was carried out by Lakefield Geosol, an ISO 9001, 2000 laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Independent standard reference samples are also inserted at regular intervals into each batch of analyses. Security is maintained at the core logging and sampling facility. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program.

Desert Sun Mining is a Canadian gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange with 100% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. Proven and Probable mineral reserves are 14,378,000 tonnes at 2.12 g Au/t containing 980,000 ounces of gold. As a result of the Desert Sun’s exploration programs to date, Measured and Indicated resources total 24,800,000 tonnes at 2.53 g Au/t containing 2,050,000 ounces of gold, and Inferred Resources total 22,200,000 tonnes at 2.61 g Au/t containing 1,900,000 ounces of gold. The mineral reserves are included within the Measured and Indicated mineral resources. For additional information, please see Desert Sun’s website at www.desertsunmining.com.

Desert Sun will hold a conference call on Wednesday April 20, 2005 to update investors on production activities, mine development programs and exploration results at the Jacobina Mine and on the Bahia Gold Belt in Brazil. Bruce Humphrey, President and Chief Executive Officer; Peter Tagliamonte, Chief Operating Officer, Dr. Bill Pearson, Vice President, Exploration and Stephen Woodhead, Chief Financial Officer, will participate in this call.

Date:	Wednesday April 20, 2005
Time:	10:00 AM EDT
Local Callers:	416-695-6120
North American Callers:	1-888-789-0089
International Callers:	1- 416-695-6120

As well, the company will hold its Annual General and Special Meeting at 4:30 PM EDT on Wednesday April 20, 2005 at the National Club, 330 Bay Street, Toronto, Ontario.

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”. This news release also uses the terms "measured resources", 'indicated resources' and 'inferred resources'. Desert Sun Mining Corp. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Table 1: Significant Drilling Results, Canavieiras Mine Exploration Drill Holes testing MU and LU reefs in southern part of Canavieiras Mine

Hole No.	From (m)	To (m)	Gold	Interval	True	Reef	Depth Below 570
			(g/t)	(m)	Width (m)		Adit Level*** (m)
CAN71**	N8758060	E335196	El 548
Dip -740/Az=261[0]	3.76	6.90	4.49	3.14	3.0	Piritoso	25
	52.83	72.90	1.02	20.07	19.5	MU	80
Incl.	65.87	72.90	1.70	7.03	6.8	MU	85
	97.40	101.90	2.41	4.50	4.4	LU	115
CAN79*	N8758114	E335061	El 607
Dip -65,/Az=90°	80.23	161.13	3.88	80.90	51.0	LU +MU	75
	Highs cut to 30 g/t		3.52
Incl.	80.23 92.90		14.57	12.67	8.0	MU	40
	Highs cut to 30 g/t		13.50
Incl.	80.23 104.32		8.40	24.09	15.2	MU	58
	Highs cut to 30 g/t		7.84
Incl.	151.03 161.13		9.29	10.10	6.4	LU	105
	Highs cut to 30 g/t		7.75

Definition Drill Holes testing Piritoso reef in northern end of Canavieiras Mine

CAN 59** Dip -880/Az 96° CAN 60** Dip -880/Az62° CAN 61**	N8758382 E335062		El 577 El 568 El 562
	no significant values
	N8758412 E335060
	no significant values
	N8758.467	E335045
Dip -86°/Az217°	0.00	1.25	4.72	1.25	1.2	Piritoso	7
CAN 62**	N8758468	E335046	El 564
Dip +42°/Az90°	0.00	17.78	1.81	17.78	17.6	N° 4?	9 above
incl.	0.00	7.10	3.35	7.10	7.0	N° 4?	2
CAN63**	N8758488	E335036	El 563
Dip -88°/Az226°	no significant values
CAN64**	N8758506	E335046	El 556
Dip -86°/Az148°	0.78	1.34	4.03	0.56	0.5	Piritoso	15
CAN65**	N8758586	E335040	El 550
Dip -90'/Az194°	0.00	5.13	1.15	5.13	4.8	Piritoso	23
incl.	3.64	5.53	1.88	1.89	1.8	Piritoso	24
CAN66**	N8758552	E335.048	El 547
Dip -90°/Az172°	no significant values
CAN67**	N8758548	E335053	El 546
Dip -45°/Az144°	1.20	2.41	7.62	1.21	1.1	Piritoso	26

* holes are NQ diamond drill core size

** holes are LTK48 diamond drill core size

*** depth calculated based on midpoint of intersection

Figure 1 – Canavieiras Plan Map – Major Target Zones

8757700 N
8757800 N
8757900 N
8758000 N
8758100 N
8758200 N
8758300 N
8758400 N
8758500 N
8758600 N
Portal
N
335000 E
335100 E
335200 E
335300 E
335400 E
545 Level
0 50 100
metres
LEGEND
Mined Out Area (Piritoso/Liberino)
Maneira Reef
Hollandez Reef
Piritoso/Liberino Extension
MU & LU Reefs
Underground Workings
Intrusive
Maneira Reef
Hollandez Reef
Piritoso/Liberino Reefs
545 Level
MU Reef
LU Reef
Intrusive
200m
Generalized Stratigraphy
Canavieiras
LEGEND
Conglomerate
Quartzite
Intrusive
CANAVIEIRAS PLAN MAP
MAJOR TARGET ZONES
DSM
DESERT SUN MINING
April 2005

DESERT SUN MINING CORP.
65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5
For Further Information Contact: Naomi Nemeth Vice President Investor Relations 416-861-5901 1-866-477-0077	Tel: 416-861-0341 Fax: 416-861-8165 www.desertsunmining.com Press Release 11 – 2005 TSX: DSM AMEX: DEZ
April 19, 2005

DESERT SUN UPDATES DRILLING AT PINDOBACU AND

OUTLINES NEW AREA OF CONGLOMERATES IN BAHIA

GOLD BELT, BRAZIL

DESERT SUN MINING CORP. (TSX:DSM, AMEX:DEZ) has received results of further drilling and exploration work in the northern portion of the Bahia Gold Belt in northeastern Brazil (Figure 1). Thus far in 2005, an additional eight (8) diamond drill holes totaling 1,385m have been completed in the Pindobacu area with assay results received from six (6) of these holes as shown in Table 1. In addition, Fugro-Lasa-Geomag completed 50 line kilometres of induced polarization geophysical survey over a number of target areas and priority anomalies, identified from this survey, will be drill-tested later in the program. Detailed geological mapping and soil geochemical sampling continue to be carried out to better characterize the extensive mineralized system in the Pindobacu area.

Holes PB-05 to PB-07 at Pindobacu were on an east-west section designed to both followup Hole PB-02, which intersected 5.46 g Au/t over a true width of 21.9m as previously reported (see press release January 15, 2005) and to characterize the nature of the faulted contact between the Archean Mundo Novo volcanic rocks and the silicified Proterozoic Jacobina Group quartzites in which most of the gold mineralization appears to occur. Hole PB-05, drilled 28m up-section from PB-02, intersected 0.74 g Au/t over an 18.0m true width in a strongly silicified and oxidized zone. Hole PB-06A, a redrill of Hole PB-6 which was lost to caving, intersected 6.57g Au/t over a true width of 1.9m, 57m below PB-02 before this hole was also lost to caving. The complete zone was penetrated by Hole PB-06B; assays for this hole are pending. Hole PB-07 was the deepest hole drilled and intersected a strongly silicified zone with several intervals of gold mineralization including 2.65 g Au/t over 4.4m true width. Hole PB-04, which was collared 80m south of hole PB-02, intersected 0.51 g Au/t over 15.9m true width in a strongly silicified and oxidized zone.

These holes, which are shown in plan in Figure 2 and in cross section in Figure 3, indicate that the silicified and mineralized zone is approximately 50 metres thick and is along an extensive regional thrust fault that extends to a depth of at least 170m. Regional geological mapping (Figure 1) indicates that the gold garimpos (free miner workings) associated with this structure extend for a strike length of 38km from Biquinha, 23km south of the town of Pindobacu, to Fumaca, 15km north of Pindobacu.

"This drilling continues to confirm that the regional Pindobacu Fault system, which forms the eastern boundary of the Jacobina Basin, is a major focus of hydrothermal alteration and mineralization,” commented Dr. Bill Pearson, P.Geo., Vice President, Exploration. “Further drilling and additional geophysical surveys planned will focus on better defining the controls on the distribution of gold mineralization along this very extensive belt.”

Major New Area of Conglomerates Identified North of Pindobacu

Dr. Paul Karpeta, an expert on Precambrian quartz pebble conglomerate-hosted gold deposits with extensive experience working on deposits in Witwatersrand, South Africa and Tarkwa, Ghana, recently carried out a study of the Jacobina basin in an attempt to identify additional entry points outside of the Jacobina Mine area. Entry points are the areas in a basin where major streams carry and deposit sediments into the basin and are typically marked by the thickest conglomerates with the largest pebbles. This work, which was done in close collaboration with DSM personnel led by senior geologist Pedro Moura de Macedo, identified a significant area of Jacobina Group sediments with quartz pebble conglomerate layers which are exposed in a large tectonic window across an area 5,000m long by 900m wide about 5km northwest of Pindobacu. Gold garimpos (free miner workings) occur around this “window” near the contact with volcanic rocks of the Mundo Novo Formation which have been thrust over the conglomerates and then subsequently eroded. In contrast to the mine area, the sedimentary rocks here are relatively flat lying hence only a small portion of the overall stratigraphic sequence is actually exposed.

Dr. Karpeta concludes that the Jacobina Basin has been subdivided by cross structures into major compartments, which controlled sedimentation in those compartments. One such cross structure is marked by a prominent lineament about 6km south of the town of Pindobacu, north of which is the Pindobacu Compartment and to the south is the Jacobina Compartment. Each of these compartments will have a different stratigraphy and hence different auriferous conglomerates. Typically, within each compartment there is usually one entry point marked by the thickest conglomerates with the biggest pebbles and typically are the richest conglomerates. Dr. Karpeta concluded that these entry points occur around the Jacobina Mine Area in the Jacobina Compartment and potentially around Mina Velha, 5km northwest of Pindobacu, in the Pindobacu Compartment (Figure 1).

“The findings of Dr. Karpeta’s study are very significant as conglomerates are important hosts for gold mineralization in the Bahia Gold Belt,” commented Dr. Pearson. “Initial induced polarization surveys in this newly recognized area of conglomerates have outlined targets that appear to be strongly silicified rocks with disseminated sulphides. In the near future, we are planning to drill a section of holes across this area to test the potential for significant gold mineralization.”

Assaying for the program was carried out by Lakefield Geosol, an ISO 9001, 2000 laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and 5% of sample rejects. Independent standard reference samples are also inserted at regular intervals into each batch of analyses. Security is maintained at the core logging and sampling facility. Dr. Bill Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program.

Desert Sun Mining is a Canadian gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange with 100% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. Proven and Probable mineral reserves are 14,378,000 tonnes at 2.12 g Au/t containing 980,000 ounces of gold. As a result of the Desert Sun’s exploration programs to date, Measured and Indicated resources total 24,800,000 tonnes at 2.53 g Au/t containing 2,050,000 ounces of gold, and Inferred Resources total 22,200,000 tonnes at 2.61 g Au/t containing 1,900,000 ounces of gold. The mineral reserves are included within the Measured and Indicated mineral resources. For additional information, please see Desert Sun’s website at www.desertsunmining.com

Desert Sun will hold a conference call on Wednesday April 20, 2005 to update investors on production activities, mine development programs and exploration results at the Jacobina Mine and on the Bahia Gold Belt in Brazil. Bruce Humphrey, President and Chief Executive Officer; Peter Tagliamonte, Chief Operating Officer, Dr. Bill Pearson, Vice President, Exploration and Stephen Woodhead, Chief Financial Officer, will participate in this call.

Time:

10:00 AM EDT

Local Callers:

416-695-6120

North American Callers:

1-888-789-0089

International Callers:

1- 416-695-6120

As well, the company will hold its Annual General and Special Meeting at 4:30 PM EDT on Wednesday April 20, 2005 at the National Club, 330 Bay Street, Toronto, Ontario.

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”. This news release also uses the terms "measured resources", 'indicated resources' and 'inferred resources'. Desert Sun Mining Corp. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Table 1: Drilling Results

Table 1: Significant Drilling Results, Pindobaçu Area, Bahia Gold Belt

Hole No.*	From (m)	To (m)	Gold (g/t)	Interval (m)	True Width (m)	Depth Below Surface** (m)
Pindobaçu (50km north of Jacobina)						
PB 01	N8812051	E348976	El 597			
Dip -50°/az=270°	1.00	1.40	**0.70**	0.40	**0.3**	1
	14.75	20.55	**0.54**	5.80	**3.7**	13
PB-04	N8811849	E348920	El 641			
Dip -49°/Az=271°	43.07	62.50	**0.51**	19.43	**15.9**	47
incl.	43.07	46.07	**1.30**	3.00	**2.5**	39
incl.	61.13	62.50	**1.38**	1.37	**1.1**	59
PB-05	N8811952	E348905	El 633			
Dip -45°/Az=268°	28.98	47.30	**0.78**	18.32	**18.1**	32
incl.	28.98	32.70	**1.00**	3.72	**3.7**	25
incl.	40.90	47.30	**1.17**	6.40	**6.3**	37
PB-06	N8811952	E348973	El 618			
Dip -48°/Az=269°	85.89	86.70	**23.07**	0.81	**0.6**	81
	105.40	105.85	**2.08**	0.45	**0.3**	99
	118.56	122.85	**4.16**	4.29	**3.0**	113
incl.	120.21	122.85	**6.57**	2.64	**1.9**	114
	Hole lost due to caving at 123.10					
PB-06A	N8811952	E348973	El 618			
Dip -50°/Az=270°	86.17	86.62	**1.57**	0.45	**0.3**	81
	98.95	100.98	**2.41**	2.03	**1.4**	94
incl.	99.99	100.98	**4.72**	0.99	**0.7**	94
	Hole lost due to caving at 114.00					
PB-07	N8811950	E349025	El 595			
Dip -50°/Az=270°	99.98	100.80	**1.35**	0.82	**0.8**	99
	132.52	132.98	**2.90**	0.46	**0.5**	128
	141.38	145.80	**2.65**	4.42	**4.4**	138
	155.76	156.07	**8.82**	0.31	**0.3**	150
	172.80	182.26	**0.52**	9.46	**9.4**	170

* all holes are NQ diamond drill core size

** depth calculated based on midpoint of intersection

Figure 1: Geology and Major Target Areas – Pindobau, Northern Bahia Gold Belt

N
340000
350000
360000
8830000
8820000
8810000
8800000
8790000
Campo Formoso
Antônio Gonçalves
Fumaça Target
Entry Point
Pindobaçu Target
Pindobaçu
Carnaíba
Samburá Target
BA-131
Cercadinho Target
Saúde
Lajedo Target
Biquinha Target
0 2,500 5,000 Meters

Legend
Cenozoic
Tertiary - Quaternary Cover
Mesoproterozoic
Sedimentary Cover
Paleoproterozoic
Intrusive Rocks
Mafic Dikes
Granitoids
Ultramafic Dikes & Sills
Jacobina Group
Serra da Paciência Formation
Rio do Ouro Formation
Serra do Córrego Formation
Campo Formoso Mafic-ultramafic Complex
Archean
Saúde Complex
Mundo Novo Greenstone Belt
High Grade Metamorphic Volcanosedimentary Rocks
Mairi Complex
Normal Contact
Thrust fault
Normal Fault
Paved roads
Targets
Cities and villages
DSM
DESERT SUN MINING
Location Map
40°W
10°S
20°S
Bahia Gold Belt
Bahia

FIGURE 1
GEOLOGY AND MAJOR TARGET AREAS - PINDOBAÇU, NORTHERN BAHIA GOLD BELT

April 2005

Figure 2: Plan View of the Pindobau Drilling Area

PB 06
PB-01
PB- 09
PB -10
PB 05
PB 08 B
PB 07
PB-02
PB 04
PB-03
LEGEND
PALEOPROTEROZOIC
JACOBINA GROUP
SERRA DA PACIÊNCIA FORMATION
(EQUIVALENT TO SERRA DO CÓRREGO FORMATION)
QUARTZITE AND SCHIST
METACONGLOMERATE
ARCHEAN
MUNDO NOVO GREENSTONE BELT
METAGRAYWACKE, METACHERT, BIF, CHLORITE AND SERICITE
SCHIST AND TOURMALINE SCHIST
STRUCTURES
CONTACT
THRUST FAULT
NORMAL FAULT
UNDISCRIMINATED FAULT
PB 04
DIAMOND DRILL HOLE WITH HOLE NUMBER
AND ANGLE DRILLED
OUTLINE OF GARIMPO GOLD WORKINGS
RIVER / STREAM
DSM
DESERT SUN MINING

FIGURE 2
PLAN MAP OF THE PINDOBAÇU DRILLING AREA

April 2005

Figure 3: Drill Hole Cross Section – Pindobagu

DESERT SUN MINING CORP.
65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5
For Further Information Contact: Naomi Nemeth Vice President Investor Relations 416-861-5901 1-866-477-0077	Tel: 416-861-0341 Fax: 416-861-8165 www.desertsunmining.com Press Release 10 – 2005 TSX: DSM AMEX: DEZ
April 19, 2005

DESERT SUN PROVIDES A PROJECT UPDATE

* 100,000 tonnes of ore processed at the Jacobina Mine to date

DESERT SUN MINING CORP. (TSX:DSM, AMEX:DEZ) continues to make steady progress with mine commissioning following the first gold pour announced in late March and with the exploration and development programs that have been planned for 2005. Desert Sun has focused on achieving full production in the last half of 2005, increasing resources and reserves in 2005, advancing feasibility studies on new development projects and exploring the northern part of the Bahia Gold Belt.

“We are extremely pleased with the progress we have made at Jacobina,” commented Bruce Humphrey, President and CEO of Desert Sun. “We are tracking to the plan developed at the outset of this project and are confident that we can continue to increase resources and reserves through our planned exploration and development programs in the area around the mine.”

Desert Sun will hold an investor conference call update at 10:00 AM EDT on Wednesday April 20, 2005. Dial-in numbers can be found on the Desert Sun website (www.desertsunmining.com) in the investor section under press releases. As well, the company will hold its Annual General and Special Meeting at 4:30 PM EDT on Wednesday April 20, 2005 at the National Club, 330 Bay Street, Toronto, Ontario.

MINE UPDATE

•

Commissioning of the processing plant has been completed and the plant is now operating on a continuous manner

•

100,000 tonnes of ore have been processed

•

2,000 meters of development have been completed

•

5,600 meters of ITH (In-the-Hole) production holes have been drilled

•

50,000 tonnes of development ore have been stockpiled on the surface ready for processing

•

The first gold was poured in March, 2005

•

Approximately 1,500 ounces of gold have been poured to date and another 3,800 ounces are contained in the system

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All the required heavy mining equipment is currently on site (The late delivery of the production drills have delayed the planned start of stope production ore. Efforts to minimize the impact have been successful and the year end impact on production will be minimal.)

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Grades have met expectations with an accumulated average grade for the month of April of 1.98 g/t.

DEVELOPMENT PROJECTS UPDATE Mine Area

An internal review and evaluation of the development projects was completed in January. From this evaluation, the sequence of up coming development was established with Morro do Vento identified as the first development project.

Morro do Vento

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A project development engineering team started work on Morro do Vento in January 2005

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An independent 43-101 ore resource has been completed

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An internal study was completed in April indicating that underground mining is the best option for this project and an independent feasibility study has been started and is expected to be completed by the end of May, 2005

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An engineering study on optimizing the processing plant for expansion has been started with Vancouver-based AMEC Americas Limited

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An exploration and development budget of CAD$6 million (US$5 million) was approved in March 2005

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A decision on advancing the project is expected in June

EXPLORATION UPDATE

As previously announced, Desert Sun has initiated a CAD$6 million ($US5 million) exploration program for 2005 which will include at least 25,000 meters of diamond drilling. This program is focused on further exploring and developing major targets in the Jacobina mine area as well as significantly expanding the exploration work in the northern area of the Bahia Gold Belt, especially at Pindobacu and Canavieiras. Separate press releases will be issued shortly with greater detail on the exploration programs.

Canavieiras

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Two underground drills and one surface drill are currently working and focusing on the MU/LU (Middle Unit/Lower Unit) target. The mine is being re-surveyed and an underground development heading is being extended to allow enhanced drill access to test the potential extension of reefs previously mined and the MU/LU reefs.

Morro do Vento Extension

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One surface drill is testing the strike and downdip extension of the Basal and Main reefs. Underground drifts are being prepared to allow access for underground drilling which is expected to start soon.

Pindobagu

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In the Pindobaru area, one surface drill is following up on excellent intersections previously reported and to characterize the nature of the faulted contact between the Archean Mundo Nova volcanic rocks and the silicified Proterozoic Jacobina Group quartzites.

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A geophysical survey involving induced polarization work has been completed on 50 line kilometers. Priority anomalies identified will be drill-tested later in the program.

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A basin study by Dr. Paul Karpeta, an expert on Precambrian quartz pebble conglomerate-hosted gold deposits, has been completed and results of this study will be reported separately.

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Detailed geological mapping and soil geochemical sampling continue to be carried out to better characterize the extensive mineralized system in the Pindobacu area.

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Diamond drilling is now proceeding at a rate of approximately 3,000m per month and will continue at this rate through the rest of the program.

FINANCIAL UPDATE

Desert Sun has a cash position of approximately CAD$27 (US$22.5 million). The Jacobina Mine redevelopment project costs to March 31, 2005 are CAD$38 million (US$30 million). In early March 2005, Desert Sun raised

CAD$25 million (US$20.8 million) through a bought deal financing with approximately CAD$12 million (US$10 million) of the proceeds from this offering to be used to expand the exploration program in Morro do Vento, Jacobina mine, Pindobacu and Canavieiras. An additional CAD$6 million (US$5 million) to be used to finance pre-feasibility and other development work at Morro do Vento and Canavieiras and the balance for working capital purposes.

To mitigate currency risk over the long term, Desert Sun entered into a currency protection agreement in March 2005 with BankBoston to purchase Brazilian Real (R$) for monthly delivery of the equivalent of US$1 million per month beginning January 1, 2006 at an exchange rate averaging 3.00 for the year. This represents approximately 60% of the Jacobina Mine capital and operating budgets and the rate is in line with the exchange rate assumed in the 2003 feasibility study. Contract discussions are being finalized for gold purchase agreements with several international companies. Gold sales are expected to begin at the end of April 2005.

Desert Sun Mining is a Canadian gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange with 100% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil. Proven and Probable mineral reserves are 14,378,000 tonnes at 2.12 g Au/t containing 980,000 ounces of gold. As a result of the Desert Sun’s exploration programs to date, Measured and Indicated resources total 24,800,000 tonnes at 2.53 g Au/t containing 2,050,000 ounces of gold, and Inferred Resources total 22,200,000 tonnes at 2.61 g Au/t containing 1,900,000 ounces of gold. The mineral reserves are included within the Measured and Indicated mineral resources. For additional information, please see Desert Sun’s website at www.desertsunmining.com.

Statements in this release that are not historical facts are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these “forward-looking statements”. This news release also uses the terms "measured resources", 'indicated resources' and 'inferred resources'. Desert Sun Mining Corp. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp.

(Registrant)

Dated: June 2, 2005	Signed: /s/ Tony Wonnacott Tony Wonnacott, Corporate Secretary